UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
This App Saves Lives, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 27, 2020

Physical address of issuer
40 E Montgomery Ave, 4th Floor Ardmore, PA 19003

Website of issuer
https://www.thisappsaveslives.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
SAFE

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount through regulation CF (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
December 2, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$429,373	$131,395
Cash & Cash Equivalents	$429,373	$131,395
Accounts Receivable	$-	$-
Short-term Debt	$108,212	$5,139
Long-term Debt	$672,300	$170,000
Revenues/Sales	$5,151	$-
Cost of Goods Sold	$-	$-
Taxes Paid	$-	$-
Net Income (Loss)	- $(213,144)	- $(75,565)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
9/23/2022

This App Saves Lives, Inc.



Up to $1,235,000 of SAFEs

This App Saves Lives, Inc., "This App Saves Lives", "TASL" (the "Company", "we", "us", or "our"), is offering up to $1,235,000 worth of SAFEs of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 2, 2022, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $320,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 18, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.thisappsaveslives.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/this.app.saves.lives/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

This App Saves Lives, Inc. ("the Company") is a Delaware Corporation, incorporated on May 27, 2020.

The Company is located at 40 E Montgomery Ave, 4th Floor Ardmore, PA 19003.

The Company's website is https://www.thisappsaveslives.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/this.app.saves.lives/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of SAFE Note being offered	$25,000
Maximum amount of SAFE Note	$1,235,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	December 2, 2022
Use of proceeds	See the description of the use of proceeds on page 10 and 11 hereof.
Voting Rights	See the description of the material terms on pages 13 and 14 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and

technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The digital marketing market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Ryan Frankel. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes,

the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company has not filed a Form D for its Pre-Seed and Techstars offerings from October 2021, July 2020 and June 2020. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding liabilities in the form of SAFEs and convertible notes. The Company has issued SAFEs in 2021 for total principal approximately $672,000. The issued SAFEs have a valuation cap of $2,980,000 and a 10% discount. The Company has issued convertible notes in 2020 for total principal approximately $100,000. The issued convertible notes have a valuation cap of $3,000,000, a 20% discount, and a 5% interest rate.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Risks Related to the Securities

The SAFEs will not be freely tradable until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFEs. Because the SAFEs have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFEs that will convert into shares or result in payment in limited circumstances. These SAFEs only convert or result in payment in limited circumstances. If the SAFEs reach their maturity date, investors (by a decision of the SAFE holders holding a majority of the principal amount of the outstanding SAFEs) will either (a) receive payment equal to the total of their purchase price, or (b) convert the SAFEs into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 10%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFEs. The SAFE is a type of hybrid security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFEs can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

This App Saves Lives ("TASL") is a mobile app-based solution that rewards drivers who abstain from phone-based distracted driving. With TASL, drivers earn rewards from nationally recognized brands (Shake Shack, Urban Outfitters, Reebok and more) by driving undistracted. TASL gamifies and incentivizes safe driving behavior to replace a dangerous habit with a far more rewarding and addictive one.

Business Plan

The core product is our mobile app which automatically runs in the background each time someone drives. Drivers earn rewards points for driving undistracted and these points are redeemable for incentives sponsored by leading brands. We overlay gamification on top of our rewards platform to further motivate safe driving behavior. And our recently launched Parent Portal solution enables the parents of young drivers to monitor and reward their child's safe driving behavior.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 7.5% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 7.5% of the proceeds, or $47,500, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Team Hiring	50%	50%	50%
Product Development	25%	25%	25%
Growth Marketing	25%	25%	25%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ryan Frankel	CEO	Ryan Frankel is the founder and CEO of This App Saves Lives and has been in this role since founding the company May 27, 2020. He is in charge of developing strategic objectives, budgeting and forecasting, and overseeing company operations. Ryan previously founded two companies: EduPlated and VerbalizeIt.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti-Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	6,082,979	Yes	No	N/A	100%	N/A
Convertible Note	$100,000	No	No	This security may dilute the securities in this offering when converted	0%	N/A
SAFE	$672,000	No	No	This security may dilute the securities in this offering when converted	0%	N/A

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
A majority of the Company is owned by Ryan Frankel.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership

| Ryan Frankel | 5,243,777 Common Shares | 86.2% |

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

This App Saves Lives Inc. was incorporated on May 27, 2020, in the state of Delaware. This App Saves Lives ("TASL") is a mobile app-based solution that rewards drivers who abstain from phone-based distracted driving. With TASL, drivers earn rewards from nationally recognized brands (Shake Shack, Urban Outfitters, Reebok and more) by driving undistracted. TASL gamifies and incentivizes safe driving behavior to replace a dangerous habit with a far more rewarding and addictive one.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $183,488.43 in cash on hand as of August 24, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFEs are being offered with a valuation cap of $5,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible

assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Common Equity	June 30, 2020	Regulation D	Common Equity	382,979	Funding continuing operations
Convertible Note	July 17, 2020	Regulation D	Convertible Note	$100,000	Funding continuing operations
SAFE Note	October 26, 2021	Regulation D	SAFE Note	$672,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the SAFE Notes.

The SAFEs sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFEs sold in this Offering will convert will be:

- At a discount of 10% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFEs, or the amount of stock the SAFEs would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

The securities into which the SAFEs in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $320,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

The SAFEs in the Regulation D offering convert under similar terms to the SAFEs in this offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

Dilution
Even once the SAFE converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

There are no related party transactions.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ryan Frankel
_____
(Signature)

Ryan Frankel
_____
(Name)

Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ryan Frankel
_____
(Signature)

Ryan Frankel
_____
(Name)

Founder & CEO
_____
(Title)

9/23/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Offering Memorandum

POST-MONEY VALUATION CAP WITH DISCOUNT

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.


THIS APP SAVES LIVES, INC.

SAFE
(Simple Agreement for Future Equity)


THIS CERTIFIES THAT in exchange for the payment by   (the "**Investor**") of $[   ] (the "**Purchase Amount**") on or about   , This App Saves Lives, Inc., a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Safe is one of the forms available at http://ycombinator.com/documents.

The "**Post-Money Valuation Cap**" is $5,000,000

The "**Discount Rate**" is 90%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of

Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock, in consideration for an aggregate investment amount of $1,000,000 (excluding the Purchase Amount and the amount under any other convertible loans or convertible securities to be converted into shares at the closing of such transaction).

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of

intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) Except as disclosed to Investor, to its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, unless the Investor is subscribing via the Online Platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform"). The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. ***Miscellaneous***

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

THIS APP SAVES LIVES, INC.

By:_____

        Ryan Frankel
        Chief Executive Officer

Email: ryan.frankel@thisappsaveslives.com

INVESTOR:

By: _____

Name:_____

Title:_____

Email:

SAFE
(Simple Agreement for Future Equity)
SUPPLEMENTAL ACKNOWLEDGEMENT

THIS LETTER is agreed and acknowledged as of the date of the Initial Closing as memorialized by the date of Company's countersignature on the signature page attached hereto or applicable joinder agreement (the "Effective Date") by the undersigned (the "Investor") and THIS APP SAVES LIVES, INC. (the "Company", and together with the Investor, the "Parties") regarding the Investor's purchase of SAFEs from the Company under the SAFE dated [_____], and its exhibits (the "Agreement"). In connection with the above-mentioned purchase (the "Transaction"), the Parties hereby agree to and acknowledge the following:

1. **Sale of Additional SAFEs**

    The Parties acknowledge that there shall be subsequent closing conditions for any investments facilitated via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform"). Specifically, the Company may accept subscriptions from new Investors until the earlier of 1) the date at which the Maximum Raise Amount is sold, 2) the date that is 6 months from the filing of the Form C, or 3) such earlier date as determined by the company (the "Offering End Date"). In addition, payment for SAFEs shall be received by SI Securities, LLC from each Investor by ACH electronic transfer, wire transfer of immediately available funds, or other means approved by the Company, prior to a closing, in the amount of Investor's subscription. Investors who have completed a subscription request by the Offering End Date will be permitted to increase their subscription amount at any time on or before two weeks following the Offering End Date (the "Grace Period Date") upon Company consent. For the avoidance of doubt, no initial subscription requests from new Investors will be accepted after the Offering End Date. Tendered funds will be promptly sent to The Bryn Mawr Trust Company of Delaware (the "Escrow Agent") and remain in escrow until either (i) $25,000 has been raised via Regulation CF and a total of $320,000 has been raised under the concurrent offerings under both Regulation CF and Regulation D (the "Target CF Minimum"), or (ii) a total of $320,000 has been raised under the concurrent offerings being conducted under both Regulation CF and Regulation D (the "Target D Minimum"). In the event that sufficient subscriptions needed to reach the Target CF Minimum and/or Target D Minimum has not been met by or before the Grace Period Date, any money tendered by Investors will be promptly returned by the Escrow Agent. In addition, in the event that sufficient funds needed to reach the Target CF Minimum and/or Target D Minimum has not been received by the Escrow Agent or the Company (for investments made outside of the Online Platform) by or before two weeks following the Grace Period Date (the "Funding Deadline"), any money tendered by Investors will be promptly returned by the Escrow Agent and a closing of investments by Investors may not occur after the Funding Deadline. Lastly, the Initial Closing and any subsequent Closing may take place via the Online Platform via the exchange of electronic documents and signatures at the Closing. For the avoidance of doubt, investments counted towards Company's current investment round and the minimum subscriptions required to satisfy the Target CF Minimum and/or the Target D Minimum, may include investments paid for with cash or with the cancellation of short term, non-convertible debt.

    Upon each successful issuance, the Escrow Agent shall release each Online Purchaser's funds to the Company. Each Investor shall have their SAFEs recorded in digital-entry reflected on the books and records of the Company. Upon written instruction by a Investor, the Company, or its

authorized representative, may record the SAFEs beneficially owned by the Investor on the books and records of the Company in the name of a custodian as designated by the Investor.

2. **SAFE: Section 4.2 – Accredited Investor Status.**

    For Transactions facilitated via the Online Platform, Investor acknowledges that:

    (i)   Such investment is made under Regulation CF;
    (ii)   Section 4.2 of the Agreement is not applicable to this Transaction; and
    (iii)   Either of the following is true:
            a.   Investor is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act;
            b.   Investor's net worth or annual income is less than $124,000, and the Amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than or equal to (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or
            c.   Both Investor's net worth and annual income are equal to or more than $124,000, and the Amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than or equal to 10% of the greater of its annual income or net worth, and does not exceed $124,000.

3. **Section 5.h – Affiliate Purchases.**

    SAFEs may be purchased by the Affiliates of the Company, or by other persons who will receive fees or other compensation or gain dependent upon the success of this offering. Such purchases may be made at any time, and may be counted in determining whether the Target CF Minimum or Target D Minimum has been met for the Closing of the offering. Purchasers therefore should not expect that the sale of sufficient SAFEs to reach the specified minimum, or in excess of that minimum, indicates that such sales have been made to Purchasers who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.

4. **Section 5.i – Legends.**

    SAFEs purchased through the Regulation CF portion of the offering may bear the following legend:

    "THE SAFEs HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE

AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL."

Notwithstanding the provisions of this section, no such registration statement or opinion of counsel will be required: (i) for any transfer of any SAFEs in compliance with the Securities and Exchange Commission's Rule 144, Rule 144A, Section 4(a)(7), Regulation CF, or Regulation A+, or (ii) for any transfer of any Securities by a holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, estate planning purposes, or intestate succession by any holder to the holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5. **Section 5.j – Conditions to the Purchasers' Obligations at Closing.**

Any agreements required to be executed and delivered as a condition to closing may be completed by signing a joinder agreement. This shall include, but is not limited to, the Transaction Agreements.

6. **Section 5.k – Proceedings and Documents.**

If Purchaser is investing via the Online Platform, Purchaser understands that the SAFEs are being offered pursuant to a Form C filed with the SEC, and acknowledges that it has reviewed and received a copy of such. In addition, all subscriptions made via the Online Platform will be processed via Regulation CF. For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

Investor:

By: _____

Name:

Title:

Address:

Company:

By: _____

Name:

Title:

Address:

EXHIBIT B

Financials

THIS APP SAVES LIVES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)



INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
This App Saves Lives, Inc.
Wayne, Pennsylvania

We have reviewed the accompanying financial statements of This App Saves Lives, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 15, 2022
Los Angeles, California

THIS APP SAVES LIVES INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 429,373	$ 131,395
Total Current Assets	**429,373**	**131,395**
Total Assets	**$ 429,373**	**$ 131,395**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 390	$ 2,317
Current Portion of Convertible Note	100,000	-
Other Current Liabilities	7,822	2,822
Total Current Liabilities	**108,212**	**5,139**
Simple Agreement for Future Equity (SAFEs)	672,300	70,000
Convertible Note	-	100,000
Total Liabilities	**780,512**	**175,139**
STOCKHOLDERS EQUITY		
Common Stock	608	608
Additional Paid in Capital	31,213	31,213
Retained Earnings/(Accumulated Deficit)	(382,960)	(75,565)
Total Stockholders' Equity	**(351,139)**	**(43,744)**
Total Liabilities and Stockholders' Equity	**$ 429,373**	**$ 131,395**

See accompanying notes to financial statements.

THIS APP SAVES LIVES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 5,151	$ -
Cost of Goods Sold	-	-
Gross profit	5,151	-
Operating expenses		
General and Administrative	202,292	33,025
Research and Development	72,803	15,081
Sales and Marketing	25,282	4,290
Total operating expenses	300,377	52,396
Operating Income/(Loss)	(295,226)	(52,396)
Interest Expense	5,000	2,822
Other Loss/(Income)	7,170	20,346
Income/(Loss) before provision for income taxes	(307,396)	(75,565)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (307,396)**	**$ (75,565)**

See accompanying notes to financial statements.

THIS APP SAVES LIVES INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—May 27, 2020					
Issuance of Stock	6,082,979	$ 608	$ 31,213		$ 31,821
Net income/(loss)				(75,565)	(75,565)
Balance—December 31, 2020	6,082,979	608	31,213	$ (75,565)	$ (43,744)
Net income/(loss)				(307,396)	(307,396)
Balance—December 31, 2021	**6,082,979**	**$ 608**	**$ 31,213**	**$ (382,960)**	**$ (351,139)**

See accompanying notes to financial statements.

THIS APP SAVES LIVES INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(307,396)	$	(75,565)
Changes in operating assets and liabilities:				
Credit Cards		(1,927)		2,317
Other Current Liabilities		5,000		2,822
Net cash provided/(used) by operating activities		**(304,323)**		**(70,426)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		31,821
Borrowing on Convertible Notes		-		100,000
Borrowing on SAFEs		602,300		70,000
Net cash provided/(used) by financing activities		**602,300**		**201,821**
Change in Cash		297,977		131,395
Cash—beginning of year		131,395		-
Cash—end of year	**$**	**429,373**	**$**	**131,395**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

This App Saves Lives Inc. was incorporated on May 27, 2020, in the state of Delaware. The financial statements of This App Saves Lives Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wayne, Pennsylvania.

This App Saves Lives ("TASL") is a mobile app-based solution that rewards drivers who abstain from phone-based distracted driving. With TASL, drivers earn rewards from nationally recognized brands (Shake Shack, Urban Outfitters, Reebok and more by driving undistracted. TASL gamifies and incentivizes safe driving behavior to replace a dangerous habit with a far more rewarding and addictive one.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $179,373 and $0, respectively.

Income Taxes

This App Saves Lives Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its mobile app-based solution services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $25,282 and $4,290, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Interest	7,822	2,822
Total Other Current Liabilities	**$ 7,822**	**$ 2,822**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 6,082,979 shares have been issued and are outstanding.

5.   DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	2020
Safes I - III	Fiscal Year 2021	$ 2,980,000	90%	$ 602,300	$ -
Safes IV-VI	Fiscal Year 2020	$ 2,980,000	80%	$ 70,000	$ 70,000
Total SAFE(s)				**$ 672,300**	**$ 70,000**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount").

If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event.

In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Convertible Note(s)

Below are the details of the convertible notes:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Note - TECHSTARS CORPORATE PARTNER 2017 LLC	$ 100,000	5.00%	07/17/2020	07/17/2022	5,000	7,288	100,000	-	100,000	2,822	2,288	-	$ 100,000	100,000
Total	$ -				$ 5,000	$ 7,288	$ 100,000	$ -	$ 100,000	$ 2,822	$ 2,288	$ -	$ 100,000	$ 35,000

The convertible notes are convertible into Common Shares at a conversion price. The conversion price is equal to the lesser of (i) the Discount Rate multiplied by the price paid per share for such shares by the investors, or (ii) the price (the "Cap Conversion Price") equal to the quotient of the Valuation Cap divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a fully diluted basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (60,321)	$ (22,386)
Valuation Allowance	60,321	22,386
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (82,708)	$ (22,386)
Valuation Allowance	82,708	22,386
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $266,885, and the Company had state net operating loss ("NOL") carryforwards of approximately $266,885. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 15, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $295,226, an operating cash flow loss of $304,323, and a total accumulated deficit of $382,960. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website



This App Saves Lives

Mobile app-based platform that rewards and gamifies safe driving behavior

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$1,000	**$5,000,000**	**SAFE Note**
Minimum	Valuation cap	Security Type

INVEST IN THIS APP SAVES LIVES

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Insurance   Business Services   Telematics   Philadelphia

Website: https://www.thisappsaveslives.com

Share: f 𝕏 in

This App Saves Lives is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

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Company Highlights

> Since launching in 2020, achieved 30K+ users and prevented an estimated 50+ accidents; grew user base 85% YoY from August 2021 to August 2022; nationwide community has accumulated 136 million safe driving minutes and earned 83 million rewards points

> 100+ partners and customers including Verizon, Shake Shack, Urban Outfitters, ParkMobile, UNiDAYS, Student Advantage, Wellstar, Insomnia Cookies, and more

> Founder and CEO achieved a successful exit from previous startup, VerbalizeIt, a similar two-sided business incubated in Techstars and featured on Shark Tank

> Graduated from Techstars accelerator program in 2020, garnering prominent supporters and stakeholders such as Arianna Huffington (supporter), Marcus Lemonis (supporter), George Hincapie (supporter), GoAhead Ventures (investor), Gaingels (investor), and more

> Featured in the New York Times, the Wall Street Journal, Cheddar News, the Philadelphia Inquirer, CBC, and more

Fundraise Highlights

> Total Round Size: US $1,500,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: SAFE Note

> Valuation Cap: US $5,000,000

> Target Minimum Raise Amount: US $320,000

> Offering Type: Side by Side Offering

This App Saves Lives leverages powerful technology and a rewards-based approach to replace a dangerous behavior (distracted driving) with a more rewarding and addictive one. TASL is attacking multiple revenue opportunities while saving lives.

———

This App Saves Lives ("TASL") is a mobile app-based solution that rewards drivers who abstain from phone-based distracted driving. Distracted driving causes **2 million accidents annually**. In fact, **10 people die every single day** from distracted driving and **phone use is involved in 57% of all collisions**.

We're putting a serious dent in distracted driving through powerful technology. Our rewards-based approach is grounded in behavioral psychology which finds that rewards, not punishments, drive the greatest behavioral change.

Our mobile app automatically runs in the background each time someone drives. Drivers earn rewards from nationally recognized brands for driving undistracted. We add in gamification to further motivate safe driving behavior. And our Parent Portal enables the parents of young drivers to monitor and reward their child's safe driving behavior.

TASL employs a **national multi-stakeholder business model** that provides consumers, brands, insurance companies and employers with innovative solutions to reward safe driving and save lives:

- **Consumers**: TASL mobile app and subscription-based Parent Portal encourages safe driving and provides a socially responsible method for brands to market to consumers

- **Brands**: By sponsoring rewards, brands can acquire new customers and appeal to consumers through an important socially conscious lens

- **Insurance Companies**: TASL provides information on customer driving habits and encourages safer driving, which can reduce costs for insurance companies

- **Employers**: TASL can reduce liability and reputational consequences for corporate fleets. TASL also powers fun and community-building safe driving initiatives

Early Traction: 30K+ users and **100+ partners** including Shake Shack, Insomnia Cookies, **Verizon**, Reebok, **ParkMobile** and more. Incubated in **Techstars**. Covered by **The New York Times, WSJ, Cheddar News** and more.

Pitch Deck



TASL
THIS APP SAVES LIVES
Safe Driving
Has Its Rewards
1432
99%

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Gallery





187
Rewards shop
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Free burger
15% off MooLatte
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Extra gift

TASL Mobile App.

Our free mobile app empowers drivers with the opportunity to earn rewards simply by driving undistracted.

Media Mentions

The New York Times   The Philadelphia Inquirer   cheddar news      triathlete

   AJC Atlanta. News. Now.   FOX29 PHILADELPHIA   Philadelphia MAGAZINE

Wharton BUSINESS DAILY   THE WALL STREET JOURNAL.

The Team

Founders and Officers



Ryan Frankel
FOUNDER, CEO

Ryan Frankel launched the business after having been injured and nearly killed while cycling by a distracted driver. Previously, Ryan was CEO of VerbalizeIt, a language translation platform hatched while earning his MBA at Wharton. VerbalizeIt was incubated in Techstars Boulder, featured on ABC's Shark Tank and later acquired. He's a former private equity investor for Goldman Sachs, an Ironman triathlete, Techstars mentor and chocolate chip cookie aficionado.

Key Team Members



Tien Nguyen
Head of Brand Partnerships



Jonathan Bernard
Growth Hacking



Piotr Sawinski
Technology Lead



Miron Jakubowski
Technology Lead

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $320,000

Key Terms

Security Type:	SAFE Note
Valuation Cap:	US $5,000,000

Additional Terms

Custody of Shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
You are investing in a SAFE:	You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.
Closing conditions:	While This App Saves Lives has set an overall target minimum of US $320,000 for the round, This App Saves Lives must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to This App Saves Lives's Form C.
Regulation CF cap:	While This App Saves Lives is offering up to US $1,500,000 worth of securities in its Seed, only up to US $500,000 of that amount may be raised through Regulation CF.

Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Use of Proceeds

If Minimum Amount Is Raised



● Team Expansion ● Product Development
● Growth Marketing

If Maximum Amount Is Raised



● Team Expansion ● Product Development
● Growth Marketing

Investor Perks

In addition to ownership in TASL, investors are eligible to receive the following perks:

Early Bird Bonus: Investors who confirm their investment by two weeks of public marketing of campaign at 11:59PM ET will receive a complimentary bump up to the next level of perks (Must qualify for a perk tier in order to receive the boost. First 3 levels only eligible for bump up):

- **Invest $1,500 - $2,499**: Free annual PLATINUM Parent Portal membership to use or give away + personalized promo code for your TASL app referrals ($300 value)

- **Invest $2,500 - $4,999**: Tier 1 perks + limited edition customized TASL bracelet to showcase your support + bring TASL to your workplace for a safe driving competition amongst colleagues (up to 100 employees) ($2,500 value)

- **Invest $5,000 - $14,999**: Tier 2 perks + up to 50 free 1-year subscriptions to TASL's Parent Portal to share with colleagues, friends or family ($12,500 value)

- **Invest $15,000 - $24,999**: Tier 3 perks + dedicated spotlight for you, your family or your company in a TASL Tuesday newsletter that is sent out to the nationwide community of TASL users ($15,000 value)

- **Invest $25,000 - $49,999**: Tier 4 perks + choose from option 1 or 2 below ($25,000 value)

1. **In-app placement:** Dedicated Drive Status badge named for you! We will rename one of TASL's 10 safe driving badges in honor of you, your family or your company for 6 months. Our national community of drivers will unlock a safe driving badge named for you! - ** Limited Edition: 10 available, assigned based on earliest confirmed investments **

2. **Charity Inclusion:** Feature of your charity of choice in TASL's Drive for Good charity initiative campaign, which is showcased to TASL's entire community for 3 months

- **Invest $50,000 or more**: Tier 5 perks + one-on-one call or lunch meeting (sushi, anyone?!) with the CEO (dare we say, priceless?!)

Notes: (I) Perks must be redeemed or scheduled within 30 days of being contacted by the TASL team after the campaign.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of This App Saves Lives's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $672,000
Closed Date	Oct 26, 2021
Security Type	SAFE Note
Valuation Cap	US $3,000,000

Techstars Note

Round Size	US $100,000
Closed Date	Jul 17, 2020
Security Type	Convertible Note
Valuation Cap	US $3,000,000

Techstars Investment

Round Size	US $20,000
Closed Date	Jun 30, 2020
Security Type	Common Equity
Pre-Money valuation	US $300,000

Market Landscape



Economic Costs to Employers and Society from Distracted Driving Accidents

Distracted driving has reached epic proportions. Studies reveal that COVID has made us more addicted to technology now than ever, resulting in the perfect storm for distracted driving. Our multi-stakeholder business model enables us to save lives across three sizable and addressable markets:

Consumer: TASL engages brands to sponsor rewards and market themselves in a socially-responsible manner to our national audience of drivers. Brands spend **$130 billion** on other digital marketing channels, representing a substantial revenue opportunity for TASL. Our **Parent Portal** positions us alongside our competitor Life360, a $1 billion company with over 30M users, in the growing market for parents to monitor their loved ones

Insurance Companies and Employers: Distracted driving costs companies over **$100 billion** annually in payouts and lost productivity. Several insurance companies offer policy discounts based upon traditional telematics (speeding, swerving and hard-braking) but they stop short on tackling distracted driving. Many of these players utilize antiquated solutions, requiring customers to install physical dongles into their vehicles

Barriers to Entry: First, we believe our technology is not easy to build. We spent a year developing our core app, which now connects to our Parent Portal. Our conversations with insurance companies and technologists further reveal the degree of **difficulty in replicating our technology**.

We also have the **operational know-how** to scale a business of this nature. Ryan Frankel previously built and exited from a similar two-sided business and our Brand Partnerships lead, Tien, has honed in on how to best acquire new rewards partners.

We're also building a name for our brand synonymous with safe driving. And we're cultivating an engaged and growing community of users nationwide who share TASL across their networks.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The digital marketing market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Ryan Frankel. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company has not filed a Form D for its Pre-Seed and Techstars offerings from October 2021, July 2020 and June 2020. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding liabilities in the form of SAFEs and convertible notes. The Company has issued SAFEs in 2021 for total principal approximately $672,000. The issued SAFEs have a valuation cap of $2,980,000 and a 10% discount. The Company has issued convertible notes in 2020 for total principal approximately $100,000. The issued SAFEs have a valuation cap of $3,000,000, a 20% discount, and a 5% interest rate.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
> ▢ Financials (2 files)	Sep 22, 2022	Folder
> ▢ Fundraising Round (1 file)	Sep 22, 2022	Folder
> ▢ Investor Agreements (1 file)	Sep 22, 2022	Folder
> ▢ Miscellaneous (4 files)	Sep 22, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in This App Saves Lives

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by This App Saves Lives. Once This App Saves Lives accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to This App Saves Lives in exchange for your securities. At that point, you will be a proud owner in This App Saves Lives.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, This App Saves Lives has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now This App Saves Lives does not plan to list these securities on a national exchange or another secondary market. At some point This App Saves Lives may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when This App Saves Lives either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

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EXHIBIT D

Investor Deck

TASL

THIS APP SAVES LIVES

Safe Driving

Has Its Rewards



9:41
your points
1432
99%
Road Warrior
Share and gain points
Rewards shop
187
Sort by
Trending
Coffee
Food
Online
Clothing
Trending >
Shake Shack
Free burger
75
Redeem
Dunkin' Donuts
15% off coffee
With every donut you order
100
Redeem
50
Recently added >
John Maxwell Breakfast&Coffee
Extra egg toast
Teddy Smith Clothing
Extra gift
With each custom-made t-shirt

Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying any projections.

Founder Letter

On behalf of our team and our growing national audience of users, I'm thrilled over the prospect of welcoming you to our team of investors and supporters!

We're building an exciting for-profit business with an important social mission and your involvement will help us accelerate our business growth and social impact.

Your support also means a lot to me personally. Although I didn't realize it at the time, the early seeds for founding TASL were sown on that fateful morning in 2015 when I was injured and nearly killed while cycling by a distracted driver. After my first business was acquired and I spent some time pondering what was next for me, I naturally gravitated towards the increasingly prevalent problem of distracted driving.

Our approach to curbing such a dangerous and deadly behavior is built upon behavioral psychology which finds that rewards, not punishments, create lasting change. We leverage the power of rewards and gamification to incentivize safe driving behavior. And we've built powerful technology that enables us to deploy our solutions in both the consumer and business realms, thus amplifying our reach, driving new revenue channels and making a lasting impact on the safe driving landscape. Our multi-stakeholder business model engages (I) consumers, (II) brands who sponsor rewards on our platform and (III) employers and insurance companies who lose over $100 billion a year due to the economic impact of distracted driving in addition to the unquantifiable brand-tarnishing reputational consequences.

And although we're just getting started, our community of drivers have already driven 136 million safe minutes with TASL, representing strong early progress towards saving lives across the nation.

Thank you for your interest. I look forward to welcoming you on our journey where together we'll be a force for change and continue building a powerful business along the way.

Sincerely,

Ryan Frankel, Founder & CEO

People Are Getting Hurt, People are Dying



Founder, CEO Ryan Frankel

Several years ago, I was severely injured and nearly killed by a driver who ran a red light while texting

And I'm just the tip of the iceberg

      

2 million accidents   **500,000** injuries   **4,000** deaths

      

That's **10 people** who die every single day

In fact . . .

57% of all collisions involve phone use before impact!

And in 2020, collisions per million miles increased by 63%!

This App Saves Lives: Incentivizing and Gamifying Undistracted Driving Behavior

Replacing a dangerous habit with a far more rewarding and addictive one



your points
1432
99%
Road Warrior
Rewards shop
Trending
Recently added

Automatic detection when someone is driving

1 minute of undistracted driving = 1 TASL Point

Points earned for abstaining from phone use except for hands-free calls, navigation and music

















9:41
TASL
You're earning TASL Points so keep focusing on the road

SHAKE SHACK

insomnia cookies

URBAN OUTFITTERS

THE BODY SHOP

BOMBAS

Trending >
DUNKIN'

Reebok

HARNEY & SONS MASTER TEA BLENDERS

Grove COLLABORATIVE

The Original Scrub Daddy

This App Saves Lives ("TASL") rewards motorists who drive undistracted

Our unique technology determines what someone is doing on their phone while driving such that we can issue points for each minute of undistracted driving

Drivers then redeem their TASL points for rewards sponsored by nationally-recognized brands

How The TASL App Works



384

1.

Drivers download the free iOS app onto their mobile devices







2.

The app runs in the background, so there's no need to remember to load the app before each ride



3.

TASL automatically rewards drivers 1 point for every minute driven undistracted

4.

Points are redeemable for rewards from brand partners within TASL's Rewards Shop

5.

In doing so, TASL replaces a dangerous behavior with a far more rewarding and addictive one

187

TASL's Parent Portal

An exciting extension to our iOS product: A subscription-based solution empowering parents to monitor and reward their child's safe driving behavior

1. The Portal connects a child's TASL app to a dashboard for parents to monitor and then reward their child's safe driving performance

2. Parents then set unique rewards and goals specific to their child and then monitor their progress towards achieving those objectives



Watch our Parent Portal Video
in the SeedInvest Gallery

It’s the Carrot, not the Stick . . .

Our approach is grounded in behavioral psychology: Rewards, not punishments, create lasting change











187
70%
20

Drivers
WIN

Brands
WIN

TASL
THIS APP SAVES LIVES

TASL
WINS

This App Saves Lives (“TASL”) rewards motorists who drive undistracted

Merchants provide meaningful rewards and benefit from the ensuing foot traffic and positive PR

Our core business model centers on marrying merchant demand for a **better marketing platform** with our **rewards-based technology** solutions

Brands seek innovative ways to reach their audience. And today's consumers demand that the companies they support stand for something bigger than themselves



Google
$48 BILLION

facebook
$29 BILLION

$130 BILLION

amazon
$11 BILLION

Brands spend $130bn annually on digital marketing!

TASL
THIS APP SAVES LIVES

By sponsoring rewards, brands can acquire new customers more effectively and reach them through an important socially-conscious lens that appeals to consumers

Multi-Stakeholder Business Model: Expanding our Reach

Multiple stakeholders benefit from improvements in safe driving, resulting in a multi-pronged approach to growth

Our Early Business Model

A Complementary Digital Marketing Platform for Brands

TASL: free for drivers, with merchants paying for exposure to our users

Brands can benefit from a higher ROI customer acquisition platform and positive brand-building PR



Drivers
Brands
187
TASL
THIS APP SAVES LIVES

And Since Then, We've Added . . .

Multiple revenue streams driven by our technology agility and the volume of channels impacted by distracted driving

Employers | Data Monetization | Parents



Engagement • Liability | Insurance Companies • Telematics | Parent Portal

How We're Blanketing the Country

With multiple avenues for distribution and monetization, we're attacking this problem by storm



Schools and Parents

Employers

Distribution Channels

- Insurance companies
- Wireless carriers
- Logistics and transportation
- Telematics and analytics platforms

White Labels

- Automotive OEMs
- Insurance companies
- Telematics

User Acquisition and Revenue: A Scalable Ecosystem

Powerful distribution channels and subscription-based revenue across an ecosystem of stakeholders



UNiDAYS
PennState
Alabama A&M University

Schools and Parents
($ Portal Subscription for Parents)

Southern New Hampshire University
Texas State University
Student Advantage
studentadvantage.com

Shake Shack
Bombas

Rewards Partners
($ Subscription + a la carte Marketing Enhancements. Future rev-share opportunity)

Reebok
Insomnia Cookies

Influencers
(Pure Distribution)
Tik Tok
YouTube

TASL App

TASL
THIS APP SAVES LIVES

Parent Portal

verizon
klnb

Employers
($ 6 month & 12 month Standardized Offering based on Employer Size & Type)

ParkMobile
Wellstar Health System

Insurance
($ Shared % on Premium Savings and Upfront Fee

Links Insurance

Solutions Have Yet to Hit the Mark

Competition	Description	Differentiation Details	Product Offering	Distracted Driving Solution	Rewards-based	Tech Savvy	Fun & Engaging
THIS APP SAVES LIVES DRIVE SAFE. EARN REWARDS. SAVE LIVES.	**TASL couples technology sophistication and agility with a proven rewards-based approach** Laser focused on the distracted driving landscape and employing incentives and gamification to drive lasting change	• Technology facilitates multiple distribution channels (insurance, wireless carriers, telematics, wireless carriers, automotive OEMs, schools, parents, white labeling) • B2C + distribution across B2B2C and B2B	✓	✓	✓	✓	✓
Root, Nationwide, IT CAN WAIT, AT&T, esurance, GEICO, Allstate	**Big Insurance & Brands with Interests** Big brands drive awareness but solutions center on telematics - speeding and hard-braking. Other players rally support but don't offer any solutions.	• **TASL competitors but also potential partners, customers or acquirers** • Solutions center on braking & speeding • Awareness is not a solution, it's just the first step: AT&T, Geico only advocate • Only offer insurance discounts: not fun, memorable, sharable or even effective	✓	✗	✓	✗	✗
GEOTAB, TOMTOM, omnitracs, TrueMotion	**Telematics/Corporate Fleet Management** B2B corporate fleet management with solutions centered on hard braking and speeding	• Hard braking and speeding-focused • Punishment doesn't affect change, rewards do • Minimal/no distracted driving emphasis • B2B	✓	✗	✗	✓	✗
SAFE 2 SAVE, Life360, Pocket Points	**Tangential Businesses & Startups** Aim to deliver incentives but fall short on technology, reach and caliber of rewards	• Falls short on technology and reach • Tangentially focused on distracted driving • Rewards-caliber insufficient to drive change • Life360 success illuminates market opportunity	✓	½	½	✗	✗

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

An Early History of Traction. And we're Just Getting Started!



2020

January
iOS MVP launch

April
Press Wins:
The New York Times
The Philadelphia Inquirer

May
Acquired first 3K drivers and 30 brand partners

July
techstars_

2021

January
Post Techstars financing to kickstart growth

April
ParkMobile UNiDAYS
Early distribution partnership wins!

September
National Press Wins: Marcus Lemonis, Dr. Oz, "Best Tech Startup for Good" nomination

ONE HUNDRED PERCENT WITH MARCUS LEMONIS
cheddar news
WSJ
AJC Atlanta. News. Now.

2022

February

Arianna Huffington advocates for TASL across Thrive Global

May
verizon partnership, 80 brand partners!

Reebok
SHAKE SHACK
insomnia cookies
BOMBAS

June

Parent Portal launch!

July
30K drivers, 3rd consecutive month of record user growth!
+
More distribution partnerships

paceline

August

Millions of safe miles driven by TASL community results in accident and injury prevention

The future is wide open!

TASL THIS APP SAVES LIVES
14

Robust traction and momentum!

30,000 Users & 100 Brand Partners



SHAKE SHACK
URBAN OUTFITTERS
Scrub Daddy
Reebok
BOMBAS
slumberkins
PICKY BARS
insomnia cookies
THE FRANKLIN INSTITUTE
ContactsCart
poppy
HUBBLE
PHILADELPHIA RUNNER
4th Street Cookie
kidpik

Covered in Prominent Publications



cheddar news
The New York Times
6abc
FOX 29 PHILADELPHIA
The Philadelphia Inquirer
DRIVING REAL WORLD
Philadelphia MAGAZINE
Chicago Tribune
Wharton BUSINESS DAILY

50 million miles driven with TASL, **83** million points earned and **70,000** rewards redeemed!



Multi-stakeholder Growth Model

UNiDAYS
studentadvantage.com
Schools
verizon
COX
Corporate Fleets
Automotive
VOLVO
ParkMobile
Insurance Companies
TRAVELERS

Growth and Revenue Projections







By YE 2024, we plan to acquire 2M users and 1,000 brands, yielding $10M in 2024 revenue, quickly growing to $40M in 2025

Monthly Revenue Ramp



The Right Team!



2X Techstars CEO with a successful exit (VerbalizeIt, Techstars Boulder 2012, acquired in 2016 by Smartling)

Wharton MBA and Goldman Sachs alumnus

Ironman triathlete, collegiate baseball player

Inc. Magazine 35 Under 35. Author, proud Dad























TASL
THIS APP SAVES LIVES

powered by

techstars

Goldman Sachs | SHARK TANK | verbalizeit | SMARTLING | IRONMAN | Colorado State University BLUE OCEAN ENTERPRISES CHALLENGE | Wharton UNIVERSITY of PENNSYLVANIA | EduPlated

Brand Partnerships



Project Management



Business Development



TASL

You!



Technology Development



Project Management



Growth Marketing

The TASL Team

Join us on our mission to make the world a safer place!

Let's Do This!

We're launching a financing round to supercharge our progress

50% for expanding our core team

25% for investing in product development

25% for fueling our growth through partnerships and marketing



With this raise, we plan to acquire 2M users and 1,000 brands by YE 2024, yielding $10M in 2024 revenue. This represents 53,000 accidents, 13,000 injuries and 100 deaths *prevented* over the next 3 years! And this is just the beginning!

Thank you!





THIS APP
SAVES LIVES

DRIVE SAFE. EARN REWARDS. SAVE LIVES

TASL
SCHOOLS
EMPLOYERS
BECOME A REWARDS PROVIDER
This App Saves Lives
Save lives and earn great rewards from your favorite brands, simply by staying off of your phone while driving.
Download on the App Store
1432
99%
The Consequences
Of Distracted Driving Are Severe

Appendix

Watch our Product Demo or Founding Story



Watch Our Product Demo



Watch My Story

As Seen In

The New York Times

The Philadelphia Inquirer





Potential Exit Opportunities

We believe there are four types of acquirers for a business like TASL: (I) insurance companies, (II) digital marketing platforms, (III) telematics providers and (IV) leading technology players within the wireless communications or data/navigation industry

Stakeholder	Representative Companies	Potential Benefits of a TASL Acquisition
Insurance Companies (Automotive and Healthcare)	Allstate, Nationwide, GEICO, Root, USAA, Progressive, UnitedHealthcare, Aetna	TASL can reduce insurance payouts from distracted driving-related accidents, injuries and deaths and offloads a significant public healthcare burden. Several insurance companies have already begun focusing on distracted driving
Digital Marketing Platforms	Facebook, Google, Amazon, Spotify, Snapchat	TASL can complement what brands spend on digital advertising. A TASL acquisition enables ad platforms to acquire our (I) ad technology and (II) base of merchants marketing themselves in our portal
Telematics Providers	Geotab, TrueMotion, Omnitracs, TomTom	Telematics players primarily focus on speeding and hard-braking. TASL can complement their technology, enabling them to deliver a more robust solution
Technology Players with Aligned Interests	AT&T, Google, Verizon, Apple, Uber, Waymo	Leading technology players may value our location-based data. Self-driving car companies may value our driving behavior data. And telecommunications companies have long been interested in offering solutions to end distracted driving

TASL THIS APP SAVES LIVES

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements

Tailwinds: Pervasiveness Drives Awareness and Interest in the Market



Bans on texting while driving | Partially bans on texting while driving | Allows texting while driving

Source: Governor's Highway Safety Association, Carinsurance.com

- New national **legislation** and local laws passed on a seemingly daily basis
- **NHTSA** funds research study best practices for curbing cell phone use while driving
- **Insurance companies** join the game









Google Alert - distracted driving

GA Google Alerts <googlealerts-noreply@google.com>
To: rvfrankel@gmail.com

Mother killed, 2-year-old son injured in crash on I-75 in Monroe Township
WDIV ClickOnDetroit
The driver of the box truck was not injured. Police believe **distracted driving** is believed to be a factor. Northbound I-75 was closed for several hours while ...
Flag as irrelevant

Officers encourage motorist safety as the '100 Deadly Days of Summer' wind down
Spartanburg Herald Journal
Drivers can be distracted in several ways. Hovis said these can include visual ... distractions while driving. **Distracted drivers** ...

TASL THIS APP SAVES LIVES
23

Our Big Vision

We're planting a flag across the nation!



And we're cognizant of broader applications for our technology platform . . .



The workplace



The classroom



Our personal lives

EXHIBIT E

Video Transcripts

TITLE: This App Saves Lives - Company Overview on Vimeo
VIDEO TYPE: N/A
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: This App Saves Lives - Company Overview on Vimeo 00:00:00-00:02:37

spk_0: Hi, my name is Ryan frankel. Founder and Ceo of this app saves lives. Several years ago, I was injured and nearly killed while cycling when a distracted driver ran a red light while texting. I soon learned that phone based distracted driving causes two million accidents a year, resulting in 10 deaths every single day. This app saves lives or TASL is designed to put an end is such a dangerous behavior. Our solution is grounded in behavioral psychology, which finds that rewards not punishments drive the greatest behavioral change with TASL drivers earn rewards from nationally recognized brands like Shake shack, Reebok urban outfitters, insomnia, cookies and more simply for driving undistracted. The app automatically runs in the background and drivers earn one point per minute driven undistracted. We've added Gamification to further replace a dangerous habit with a far more enjoyable and addictive one hour early. Business model centers on us charging brands Who, in sponsoring rewards in our portal, acquire new customers and engage them through an important socially conscious lens that appeals to today's consumers. And since these companies spend $130 billion dollars a year on traditional digital marketing, There's a substantial opportunity for TASL. Since launching, we've expanded, our user base has grown 85% year over year and we're now applying our technology into the business realm. Were distracted driving costs, insurance companies and employers with fleets of drivers over $100 billion dollars annually and it's not just businesses. Unfortunately, team drivers represent a disproportionate percentage of distracted driving related fatalities. Our parent portal facilitates a special partnership between parents and their young driver, enabling parents to set goals, customized rewards and monitor their child's safe driving behavior. And we're cognizant of future opportunities. We're building a brand where our approach and technology can be applied and scaled in both the consumer and business realms. So if you're excited about our business mission, traction and trajectory and TASL, please join us on our journey as we build a powerful business and make a difference along the way. Thank you.

TITLE: This App Saves Lives on Vimeo
VIDEO TYPE: N/A
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: This App Saves Lives on Vimeo 00:00:00-00:02:54

spk_0: Hi, my name is Ryan frankel

spk_1: and I'm Nate

spk_0: Wagner and we're the team behind this app saves lives, a free mobile app that rewards individuals for not using their phones while driving. We care dearly about this problem. I was severely injured when a distracted driver ran a red light while I was biking, I ended up with multiple body fractures and the driver drove off, probably not even knowing what had transpired

spk_1: and as an educator for the past decade, I've always been passionate about my students while being in safety. Unfortunately, drivers under the age of 20 are involved in the most number of distraction related fatal crashes And every year distracted driving causes a whopping 500,000 injuries and 3600 deaths. That's 10 people who die every single day.

spk_0: We all know that using your phone while driving is dangerous and let's be honest, we're all guilty of it. But with an increasing number of drivers and distractions, the problem is only getting worse and there hasn't been a solution to curb such an addictive behavior until now, welcome to this app saves lives. This app saves lives is a mobile app that provides rewards points for time spent driving without using your phone for each minute driven without using your phone. You earn rewards points which are redeemable for amazing gifts from your favorite brands, whether it's food, drinks, clothing, or electronics online or in a physical store. You'll learn great rewards by being a superhero and choosing not to drive distracted.

spk_1: Never before has earning free rewards while also making the world a safer place, been so easy, fun and delicious. I know where I'm going. Did I mention that driving safe is so incredibly delicious? We've always had the power to be a superhero each time we get behind the wheel and choose to drive undistracted. Now, with this app saves lives, you can also earn great rewards for being a responsible driver. So

spk_0: go ahead, be a superhero, be a superhero, be a superhero, be a superhero. Each time you get behind the wheel, please support our mission to make the world a safer place together, we can bring meaning to the name this app saves lives. Thank you.

TITLE: TASL Product Video on Vimeo
VIDEO TYPE: N/A
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: TASL Product Video on Vimeo 00:00:00-00:00:59

spk_0: Welcome to this app, Saves Lives. This app saves Lives is a mobile app that provides rewards points for time spent driving without using your phone for each minute driven without using your phone. You earn rewards points which are redeemable for amazing gifts from your favorite brands, whether it's food, drinks, clothing or electronics online or in a physical store, you'll learn great rewards by being a superhero and choosing not to drive distracted.

spk_1: Never before has earning free rewards while also making the world a safer place been so easy, fun and delicious. I know where I'm going. Did I mention that driving safe is so incredibly delicious?

TITLE: This App Saves Lives' Parent Portal! on Vimeo
VIDEO TYPE: N/A
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: This App Saves Lives' Parent Portal! on Vimeo 00:00:00-00:01:24

spk_0: Phone-based distracted driving causes two million accidents every single year in the US alone and sadly young drivers are the most likely to be involved in a fatal accident. The good news is that it's easiest to change bad habits in their infancy, especially when rewards are involved. This app saves lives parent portal enables the parents of young drivers to monitor and reward their child's safe driving behavior. Here's how it works. Simply sign up for the parent portal, then either connect your child's existing TASL mobile app account, go or share the free TASL mobile app with your young driver, monitor your child's safe driving and set unique objectives or rewards that will resonate strongly with your young driver. Your child also has access to hundreds of great rewards available on the TASL lap. It takes minutes to download the app and get started as your young driver begins their journey with TASL, you'll have access to their driving performance for more informed discussions and encouragement of practicing safe habits behind the wheel. So what are you waiting for partner with your child and join a nationwide community of parents who are using TASL and the power of rewards to save lives and create lasting change